REYNOLDS AMERICAN INC.
401 NORTH MAIN STREET
WINSTON-SALEM, NC 27102-2866
November 3, 2006
VIA EDGAR CORRESPONDENCE AND TELECOPIER
Ms. Rolaine S. Bancroft
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-4 of Reynolds American Inc. and Additional Registrants (the “Registration Statement”) SEC File Nos.: 333-138215; 333-138215-01 through 15
Dear Ms. Bancroft:
     The undersigned registrants hereby request that the Securities and Exchange Commission accelerate the effective time and date of the above-referenced Registration Statement, and declare such Registration Statement, as may then be amended, effective as of 10:00 a.m., Washington, D.C. time, on Tuesday, November 7, 2006 or as soon thereafter as practical. The registrants also request that they be notified telephonically (by telephone call to the individuals listed at the end of this request letter) of the date and time of the effectiveness of the Registration Statement and that the Commission subsequently transmit the written order of effectiveness to the registrants.
     In connection with this request, the undersigned registrants hereby acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 3, 2006

     Please contact McDara P. Folan, III at (336) 741-5500, or Elizabeth G. Wren of the law firm of Kilpatrick Stockton LLP at (704) 338-5123 with any questions or comments, or to notify the registrants telephonically of the effectiveness of the Registration Statement.

Sincerely,

REYNOLDS AMERICAN INC. R. J. REYNOLDS TOBACCO COMPANY

By:	*

Susan M. Ivey As an Authorized Officer for above-listed registrants

R. J. REYNOLDS TOBACCO CO. R. J. REYNOLDS GLOBAL PRODUCTS, INC.

By:	*

Luis R. Davila As an Authorized Officer for above-listed registrants

RJR ACQUISITION CORP.

By:	*

McDara P. Folan, III President

FHS, INC.

By:	*

Caroline M. Price President

GMB, INC.

By:	*

Steven F. Gentry President

Securities and Exchange Commission
November 3, 2006

LANE, LIMITED

By:	*

Nicholas A. Bumbacco President and Chief Executive Officer

SANTA FE NATURAL TOBACCO COMPANY, INC.

By:	*

Richard M. Sanders President and Chief Executive Officer

ROSSWIL LLC

By:	*

Marshall J. Gerber President

CONWOOD COMPANY, LLC CONWOOD SALES CO., LLC

By:	*

William McNeeley Rosson As an Authorized Officer for above-listed registrants

CONWOOD HOLDINGS, INC.

By:	*

Jeffrey A. Eckmann President

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

By:	*

Dianne M. Neal President

Securities and Exchange Commission
November 3, 2006

RJR PACKAGING, LLC

By:	*

Andrew D. Gilchrist President

SCOTT TOBACCO LLC

By:	*

Danny A. Howell President

*By:	/s/ McDara P. Folan, III

McDara P. Folan, III by powers-of-attorney included in signature pages to Registration Statement